

08029967

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

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SEC
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Section

MAR 0 3 2008

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5

PART III

SEC FILE NUMBER
8-44268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/2007__ AND ENDING_____12/31/2007
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Services Unlimited, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
      Suite 3506   1285 Avenue of the Americas

OFFICIAL USE ONLY

FIRM I.D. NO.

New York	NY	10019
(City)	(No. and Street) (State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Ms. Dolores Brodzik   President   212 554 4076

                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    John Anthony Rubino & Company, CPA PC
                       (Name - if individual. state last. first, middle name)

Six Erita Lane	Smithtown	New York	11787
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Cerified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240./7a-5(e)(2)*

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, _____Dolores Brodzik_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Institutional Services Unlimited_____ as of

_____December 31_____ _____2007___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240./7 a-5(e)(3).*

2B

JOHN ANTHONY RUBINO & COMPANY, CPA PC

A Professional Corporation of Certified Public Accountants

Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

INDEPENDENT AUDITOR'S REPORT

To the Shareholders' of Institutional Services Unlimited, Inc.

We have audited the accompanying statement of financial condition of Institutional Services Unlimited, Inc. as of December 31, 2007 and the related statements of operation, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation . We believe our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly in all material respects the financial position of Institutional Services Unlimited, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

+Company CPA PC

Smithtown, New York
February 5, 2008

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	84,489
Receivable from clearing organizations		8,350
Security deposit		2,971
	$	95,810

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Accrued expenses	$	10,207
Payroll taxes due		239
Total Liabilities		10,446

Shareholders' equity

Common stock, $50 par value; authorized and issued 300 shares		15,000
Additional paid-in-capital		46,000
Retained earnings		24,364
		85,364
	$	95,810

The accompanying notes are an integral part of these financial statements

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF OPERATIONS
December 31, 2007

REVENUE		
Commission income	$	328,812
Other Income		35,000
Interest income		1,318
		365,130

EXPENSES	
Officers' compensation	161,875
Payroll taxes	14,102
Brokerage and clearance fees	67,400
Travel and entertainment	41,073
Conferences and Seminars	2,889
Occupancy	26,428
Gifts and Contributions	580
Telephone	7,432
Promotional expenses and research	6,860
Office supplies and expenses	751
Accounting	13,962
Regulatory and registration fees	5,815
Insurance	4,805
Other expenses	3,665
	357,637

INCOME BEFORE INCOME TAXES		7,493
PROVISION FOR INCOME TAXES		3,800
NET INCOME (LOSS)	$	3,693

The accompanying notes are an integral part of these financial statements

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2007	$ 15,000	$ 46,000	$ 20,671	$ 81,671
Net income			3,693	3,693
Balance at December 31, 2007	$ 15,000	$ 46,000	$ 24,364	$ 85,364

The accompanying notes are an integral part of these financial statements

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF CASH FLOWS
<u>FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>Cash flows from operating activities:</u>

Net income			$ 3,693
Adjustments to reconcile net income to net cash used in operating activities:			
(Increase) decrease in operating assets	$		
Net receivable from clearing organization		7,364	
Increase in prepaid taxes		2,893	
Increase (decrease) in operating liabilities			
Accounts payable and accrued expenses		(2,008)	
Total adjustments			8,249
Net cash used by operating activities			11,942

Net increase (decrease) in cash	11,942
Cash at beginning of year	72,547
Cash at end of year	$ 84,489

Supplemental Cash Flow Information

Cash paid during the year for taxes	$ 100

The accompanying notes are an integral part of these financial statements

7

NOTE 1 -   **ORGANIZATION AND NATURE OF BUSINESS**

Institutional Services Unlimited, Inc. (the "Company") was incorporated in the state of New York on May 21, 1991 and received authorization to engage in the general business of a broker dealer in securities and began operations during April, 1992. The company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission.

The Company clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). The company does not carry marketable securities or funds, nor does it trade for its own account.

NOTE 2 -   **SIGNIFICANT ACCOUNTING POLICIES**

(a)   Securities transactions (and the related commission revenues and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, except for options which are on a one day settlement basis. Trade date basis of accounting has no significant effect.

(b)   Property and equipment are depreciated on a straight line basis over their estimated useful lives of three to seven years when they are placed into service. As of December 31, 2007 all company owned property was fully depreciated.

(c)   Investment in Securities at Fair Value
Investments in securities are recorded at fair value as determined by management of the Company.

(d)   Comprehensive Income
The Company applies the principles of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No.130"). SFAS No.130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's statement of financial condition, operations, changes in stockholders' equity and cash flows since the Company's comprehensive income is the same as its reported net income for the period January 1, 2007 through December 31, 2007.

NOTE 3 -   **RECEIVABLE FROM CLEARING BROKER**

The receivable from clearing broker represents commissions due for customer trades executed by the company through the clearing broker in December 2007.

As stated in Note 2, the company records securities transactions on a settlement date basis. Further the company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the company. Should a customer not fulfill his obligation on a trade date transaction through December 31, 2007, the company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2007 settled with no resulting liability to the company.

NOTE 4 -   **CONCENTRATIONS OF CREDIT RISK**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidated the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume an exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines.   The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

NOTE 5 -   **COMMITMENTS**

The Company rents office space on a month to month basis. The actual rent and fees paid in 2007 were $26,428. The Company intends to remain at this location and will pay a monthly rent (only) of $2,000 totaling $24,000 to an unrelated third party under a similar rental contract.

NOTE 6 -   **INCOME TAXES**

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Tax Law. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. New York State tax consists of a minimum corporation tax of $100.

New York City tax law does not recognize S Corporation status. A provision for estimated New York City income taxes of $3,700 is reflected in the financial statements at December 31, 2007 and is calculated using the alternative basis as required.

NOTE 7 -   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $82,393 which was $77,393 in excess of its required net capital of $5,000. The Company's net capital ratio was .13 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1933

INSTITUTIONAL SERVICES UNLIMITED, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSSION
December 31, 2007

Total Shareholders' Equity		$ 85,364
Deductions and/or charges:		
Nonallowable assets	2,971	
Total deductions from capital		(2,971)
Net Capital		$ 82,393
Minimum net capital requirement:		
6 2/3% of aggregated indebtedness of $10,446 (equal to $696)		
or of $5,000 whichever is greater		$ 5,000
EXCESS NET CAPITAL		$ 77,393

Ratio of aggregate indebtedness to net capital	$ 10,446			
	$ 82,393	0.13	to	1

Reconciliation of net capital under Rule 15c3-1 to
to computation of December 31, 2007
as filed by the company on Form X-17-A Part IIA
is located on page 13.

Net Capital as reported in Company's Part IIA unaudited FOCUS report of December 31, 2007	$	82,857
Audit adjustment of unallowed assets		(464)
NET CAPITAL	$	82,393

JOHN ANTHONY RUBINO & COMPANY, CPA PC

A Professional Corporation of Certified Public Accountants
Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Shareholders' of Institutional Services Unlimited, Inc.

In planning and performing our audit of the financial statements of Institutional Services Unlimited, Inc. for the year ended December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Institutional Services Unlimited, Inc. that we considered relevant to the objectives stated in rule   17a-(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ii) and the procedures for determining compliance exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17-a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with a reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

JOHN ANTHONY RUBINO & COMPANY, CPA PC

A Professional Corporation of Certified Public Accountants
Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

Because of inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

In addition, our review indicated that Institutional Services Unlimited, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)ii as of December 31, 2007 and no facts came to our attention that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Smithtown, New York
February 5, 2008

CPA PC

END

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